

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 23, 2010

Eric Jung
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

> **Re:** **Crucell N.V.**
> **Schedule TO-C filed October 29, 2010**
> **Schedule TO-T filed on November 12, 2010**
> **Filed by JJC Acquisition Company B.V. and Johnson & Johnson**
> **File No. 005-51066**

Dear Mr. Jung:

The Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filing listed above. Our comments follow. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T

Exhibit 99(a)(1)(A) - Offer to Purchase

General

1.   We note that you will seek shareholder approval of certain corporate governance and other matters at two separate meetings of Crucell shareholders, one to occur before the expiration of the offer and another after. For our information and in order to clarify certain Dutch legal requirements necessitating these approvals, please briefly explain in your response letter why these matters must be approved by shareholders and what the impact will be on the bidder's ability to integrate Crucell after the offer. For example, why is it necessary for shareholders to approve the transfer of the business of Crucell to the Offeror or its Affiliate? How is this different from the position an offeror would be in

after purchasing a majority stake in a target in a US offer? We may have additional comments after reviewing your response.

2.   We note that Johnson & Johnson indirectly holds (through its affiliate JHC Nederland B.V.) 17.9% of Crucell's total issued share capital. It appears these shares were purchased pursuant to the Equity Purchase Agreement dated September 28, 2009 included as an exhibit to Crucell's Form 20-F filed on April 7, 2010. Given this pre-offer ownership stake and the rights afforded to Johnson & Johnson under the Collaboration Agreements and the Shareholder and Registration Rights Agreement, tell us why Johnson & Johnson is not an affiliate of Crucell and why this transaction is not subject to Rule 13e-3. Your analysis should address the level of influence, whether actual or potential, Johnson & Johnson had on Crucell, whether through share ownership, existing business relationships, board representation or otherwise. In addition, it should focus on Johnson & Johnson's access to non-public information about Crucell by virtue of these agreements or otherwise. In this regard, it appears that Johnson & Johnson became interested in acquiring Crucell by virtue of its involvement with the company through these agreements, versus being contacted by Crucell or its representatives as part of an "auction" process. We may have further comments after reviewing your analysis.

3.   As you know, the offer must remain open for at least twenty U.S. business days from the date the offer materials are published, sent or given to target shareholders. See Rule 14e-1(a). Note that December 24th and December 31st will not be considered business days this year, given that the SEC and EDGAR will be closed on those dates. In addition, your offer is set to expire at 11:30 a.m. on an unspecified date; since "business day" is defined in our rules to extend from 12:01 a.m. through 12:00 midnight Eastern Time, please ensure that the offer period is open for the full twenty U.S. business days as that term is defined in Rule 13e-4(a)(3).

4.   Consider reducing the number of defined terms in your offer document. On the first page of the offer materials alone, you define 19 terms. Some of the defined terms seem self-evident and unnecessary, such as defining bidder "Johnson & Johnson" as "Johnson & Johnson," or using separate defined terms for "Acceptance Closing Date," Acceptance Closing Time," and "Acceptance Period."

5.   We note that bidder JJC Acquisition Company is a wholly owned direct subsidiary of Cilag Holding AG, which is itself a subsidiary of bidder Johnson & Johnson. Tell us why you have not included Cilag as a bidder, or revise to include it.

Questions and Answers about the Offer and Granting Proxies – Does the Offeror have the Financial Resources to Make Payment?, page 2

6.   You state that one of the Offeror's affiliates may provide the Offeror with sufficient funds to purchase tendered Shares. Any entity that provides funding for the Offer may need to be included as a bidder on the Schedule TO, in which case, it would have to

provide and disseminate all of the disclosure required by that Schedule. This might also necessitate an extension of the offer period, depending on when it occurred. Please confirm your understanding in your response letter.

Can the Offer be extended and under what circumstances?, page 3

7.   For changes other than a change in the offer price, we note your disclosure that the Acceptance Period may only be extended once, absent extenuating circumstances. In your response letter, tell us what you will do if US rules would require an extension of the offer period but Dutch rules would not permit such an extension. We may have further comments.

What are the most significant conditions to the Offer?, page 5

8.   You disclose that if certain other offer conditions are satisfied, the 95% minimum tender condition will be reduced to 80%. In your response letter, tell us how mechanically you will handle the reduction in the minimum tender condition, including how and when you will make this change, how you will notify shareholders, whether withdrawal rights will exist after such reduction, etc. See the guidance on reducing or waiving a minimum tender condition in a cross-border offer provided in Release No. 33-8957 (September 19, 2008).

If I decide not to tender, what will happen to my Shares?, page 9

9.   Quantify how much less shareholders may receive in the Asset Sale and subsequent liquidation than by tendering into the offer.

If I want to accept the Offer, must I also vote in favour of the Governance Resolutions at the Offer EGM and/or grant a Proxy for the matters to be voted on at the Post Offer EGM?, page 15

10.   Your disclosure indicates that by accepting the offer, a shareholder will be deemed to concurrently grant a proxy with respect to those tendered shares. Explain in your response letter, with a view to additional disclosure if necessary, what will happen if a tendering shareholder is not the record holder with respect to the shares tendered. We would have concerns under the all-holders provisions in Rule 14d-10 if providing a proxy were a condition to tendering into the offer.

Restrictions, page 17

11.   While you are not required to disseminate the offer materials into any foreign jurisdiction, tenders must be accepted from all shareholders, wherever located. See guidance in Release No. 33-8957 (September 19, 2008). In addition, it is inappropriate to require tendering shareholders in other jurisdictions to certify to compliance with applicable local law. Please revise and confirm your understanding.

Background of the Offer, page 70

12.   It appears from the discussion of the negotiations between the parties leading up to the
        offer and the prior relationship between Johnson & Johnson and Crucell that the parties
        may have exchanged confidential non-public information concerning Crucell. If so,
        please disclose or explain why any such non-public financial forecasts, projections or
        other information is not material to shareholders and disclosure is not required. If the
        financial forecasts and projections received are those disclosed in the Shareholders'
        Circular to be distributed by Crucell, so advise in your response.

Substantiation of the Offer Price, page 74

13.   You list the types of analyses you performed in establishing the offer price. Revise to
        include the results of those analyses. For example, on page 74, you note that you
        performed a discounted cash flow analysis using a weighted average cost of capital of
        11% to 12%, but you don't indicate what that analysis yielded.

Rationale for the Offer, page 76

14.   You disclose that after the offer, "the long-term incentives of Crucell cannot continue in
        their current form" and that you "will discuss how to address the fact that equity will no
        longer be available." You also state that you intend to retain Crucell's senior
        management team after the offer. If members of senior management may have the
        opportunity to participate as stakeholders in Johnson & Johnson going forward, please
        provide more detailed disclosure about the possible parameters of what they may receive.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of
all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

        In responding to our comments, please provide a written statement from all filing persons
acknowledging that:

        ·   they are responsible for the adequacy and accuracy of the disclosure in the filing;

        ·   staff comments or changes to disclosure in response to staff comments do not
                foreclose the Commission from taking any action with respect to the filing; and

·   the filers may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about these comments or your filing in general, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: via facsimile (212) 474-3700
       Damian Zoubek, Esq.
       Cravath Swaine & Moore